NOBLE INNOVATIONS, INC.

June 11, 2009

Ta Tanisha Meadows
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:	Noble Innovations, Inc.
Item 4.01 Form 8-K
Filed May 8, 2009
File No. 000-53433

Dear Ta Tanisha Meadows,

This correspondence is in response to your letter dated May 19, 2009 in reference to our filing of the Item 4.01 Form 8-K Filed May 8, 2009 on the behalf of Noble Innovations, Inc., File No. 000-53433.

Amendment No. 1 to Item 4.01 Form 8-K filed May 18, 2009

1.
We note that your Board of Directors approved the engagement of M&K CPAs, PLLC on April 30, 2009. Please also disclose the date you actually engaged the new accountant as required by paragraph (a)(2) of Item 304 of Regulation S-K.

Answer: We amended our Form 8-K to include the date the Board of Directors engaged the new accountant.

2.
We note your disclosure that you intend to file the letter from your former accountant in an amended filing. Please acknowledge your obligation to file an updated letter from your former accountant as an exhibit to the amendment filed in response to our comment. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Answer: We have included Exhibit 16 – Former Auditor’s Letter to the filing of the amended 8-K.

In connection with the response to your comments, Noble Innovations, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 602-455-0507 or our counsel at 619-704-1310.

Sincerely,

/S/ James Cole
James Cole, Chief Executive Officer
Noble Innovations

Cc:	Donald J. Stoecklein, Esq.
Stoecklein Law Group